Warshaw Burstein, LLP

575 Lexington Avenue

New York, NY 10022

(212) 984-7700

www.wbny.com

Brian C. Daughney
EMAIL: bdaughney@wbny.com
DIRECT DIAL: (212) 984-7797

May 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Gary Newberry

Terence O'Brien

Joshua Gorsky

Jeﬀrey Gabor

Re:	Nexalin Technology, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on April 28, 2022

File No. 333-261989

Ladies and Gentlemen:

We are submitting this letter on behalf of Nexalin Technology, Inc. (the “Company” or “Nexalin”) in response to comments from the staﬀ (the “Staﬀ”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 6, 2022, relating to the Company’s Registration Statement on Form S-1 Amendment 3 (Registration No. 333-261989) ﬁled with the Commission on April 28, 2022 (the “Registration Statement”).

Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is being ﬁled concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staﬀ’s letter and the Staﬀ’s comments are presented in bold italics.

We advise Staff that Amendment No. 5 reflects updated financial information to include March 31, 2022 quarter results. We have also modified the filing to reflect an offering range of $6.00 to $7.00 and prepared the disclosures based upon the minimum of $6.00 per unit.

Amendment No. 4 to Registration Statement on Form S-1 filed April 28, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1. The scope of the audit report refers to the statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2020 and 2019, rather than 2021 and 2020. Please provide a revised audit report to address this.

Response

We have revised the audit report per Staff’s request. We have also updated the Exhibit 23.1 consent.

Should the Staﬀ have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 984-7797.

WARSHAW BURSTEIN, LLP

By:	/s/ Brian C. Daughney
Brian C. Daughney, Esq.